Exhibit 4.3

CONVERGYS CORPORATION

STOCK OPTION GRANT TERMS AND CONDITIONS

Effective as of February 9, 2010 (the “date of grant”), you have been granted an option to purchase 300,000 Convergys Corporation common shares from Convergys Corporation (“Convergys”) at an exercise price of $10.88 per share on the terms and conditions set forth in this Agreement.

The option is being granted to you by the Board of Directors (the “Board”) of Convergys without shareholder approval pursuant to the “employee inducement” award exception under Section 303A.08 of the NYSE Euronext Listed Company Manual in consideration for future services and as a material inducement to provide an incentive for you to assist Convergys in achieving its long-range goals.

1.	The option is intended to be a non-statutory option.

2.	The option is fully vested as of the date of grant.

3.	Your right to exercise the option will expire five years from the date of grant, unless sooner terminated or canceled.

4.	If your employment terminates for any reason, the option will remain exercisable for two years following such termination of employment, or if shorter, the remaining term of the option.

5.	You may exercise the option by delivering to the Compensation and Benefits Committee (the “Committee”) of the Board or its designee written notice of the number of shares to be purchased and payment of the exercise price, in accordance with procedures established by the Committee. The Committee may permit you, in lieu of part or all of the cash payment, to make payment in Convergys common shares or other property valued at fair market value on the date of exercise, as partial or full payment of the exercise price. Exercise of an option shall not be complete until both the notice and the payment are actually received by Convergys. As soon as practicable after receipt of each notice and full payment, Convergys shall deliver to you a certificate or certificates representing the acquired Convergys common shares.

6.	In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation, or similar event affecting Convergys or any of its subsidiaries (each, a “Corporate Transaction”) or stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extra-ordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of Convergys, the Committee or the Board of Directors shall in its discretion make such substitutions or adjustments as it deems appropriate and equitable to the number and kind of shares or other securities subject to the options and the exercise price of the options. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of the options in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such options, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Convergys receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an option shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share pursuant to such Corporate Transaction over the exercise price of the option shall conclusively be deemed valid).

7.	The option is not transferable by you otherwise than by will or the laws of descent and distribution or as otherwise approved by the Committee and, during your lifetime, the option may be exercised only by you or your guardian or legal representative.

8.	This Agreement does not confer on you any right with respect to continuance of employment with Convergys or its subsidiaries nor any right to additional grants in the future.

9.	Convergys shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision set forth in this Agreement, Convergys common shares shall not be delivered if the delivery thereof would result in a violation of any such law. The option and this Agreement are intended to be compliant with the provisions of Section 409A of the Code. This Agreement shall be construed, administered and governed in a manner that affects such intent, provided that Convergys does not represent or guarantee that any particular federal or state income, estate or other tax consequences will occur because of this award and the remuneration provided hereunder.

10.	The option shall be subject to withholding of taxes that may become due as a result of the exercise of the option. You may satisfy any tax withholding obligation by any of the following means or any combination thereof: (a) by a cash payment to Convergys, (b) by delivering to Convergys shares of Convergys common stock owned by you or (c) by authorizing Convergys to retain a portion of the shares otherwise issuable to you pursuant to the exercise of the option to satisfy the applicable withholding tax obligation.

11.	It is understood and agreed that this Agreement shall, to the extent not otherwise governed by the federal laws of the United States, be governed by the laws of the state of Ohio, without giving effect to any conflict of law provisions. It is further understood and agreed that any dispute arising out of or relating to this Agreement may be brought in the state or federal courts located in Hamilton County, Ohio.

Please indicate your acceptance of this amended award by signing below.

BOARD OF DIRECTORS OF CONVERGYS CORPORATION

Dated:	February 9, 2010	By:	/s/ Tammy L. Rohrer
Tammy L. Rohrer, Assistant Secretary

Dated:	February 9, 2010	/s/ Jeffrey H. Fox
Accepted and Agreed

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